EXHIBIT 21

Subsidiaries of the Registrant

Parent

First Mutual Bancshares, Inc.

	Percentage	Jurisdiction or
Subsidiaries	of Ownership	State of Incorporation

First Mutual Bank	100%	Washington

First Mutual Services (1)	100%	Washington

(1)
This corporation is a wholly owned subsidiary of First Mutual Bank. First Mutual Services (FMS) engages in the sale of mutual funds and annuities. PRIMEVEST Financial Services functioned as the broker dealer and is responsible for the sale and delivery of securities. As of December 1999, the company decided to discontinue directly offering investment products to its customers.